UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

CONTENTS

On June 27, 2024, SatixFy Communications Ltd. (the “Company”) held its annual and special general meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement that were attached as Exhibits 99.1 and 99.2, respectively, to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 23, 2024. An aggregate of 34,375,259 of the ordinary shares, no par value per share (“Ordinary Shares”), of the Company, representing approximately 40.62% of the issued and outstanding Ordinary Shares as of the record date for the Meeting, were present or represented by proxy at the Meeting. At the Meeting, the following proposals were voted upon, with the results of such voting as set forth below; the requisite majority of the Company’s shareholders, in accordance with the Israeli Companies Law, 5759-1999 and the Company’s Amended and Restated Articles of Association, approved three of the four proposals.

Results of the Meeting:

Proposal No. 1: To re-appoint Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited (“Ziv Haft”), as the Company’s independent auditor, and to authorize the board of directors of the Company to determine Ziv Haft’s remuneration for fiscal year 2024 and until the Company’s next annual general meeting of the shareholders.

For	Against	Abstain	Broker Non-Votes
33,163,930	204,847	1,006,482	0

Proposal No. 2(a): To re-elect Mary P. Cotton as a Class II director, to serve until the 2027 annual general meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
29,125,736	572,364	2,128	4,675,031

Proposal No. 2(b): To re-elect David L. Willetts as a Class II director, to serve until the 2027 annual general meeting of shareholders.

For	Against	Abstain	Broker Non-Votes
29,585,520	111,530	3,178	4,675,031

Proposal No. 3: To approve the terms of compensation of Mr. Nir Barkan, the Company’s Chief Executive Officer.

For	Against	Abstain	Broker Non-Votes
25,476,908	4,214,990	8,330	4,675,031
Without Controlling Shareholder / Shareholders who informed the Company on their personal interest
3,573,559	4,214,990	8,330	4,675,031

Therefore, proposal No. 3 was not approved.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: July 1, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer